Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	December 11, 2003

First Point Minerals Closes $1,500,000 Private Placement Offering to
Fund Drilling Program and Generative Work

Dr. Peter M D Bradshaw, P. Eng, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that effective December 9, 2003, the Company closed the private placement announced on October 30th, 2003. The private placement consists of 6,000,000 units (“Units”) at a price of $0.25 per Unit, for gross proceeds to the Company’s treasury of $1,500,000. Each Unit is comprised of one common share (a “Share”) and one-half of one transferable share purchase warrant (a “Warrant”) of the Company. Each whole Warrant will entitle its holder to acquire one additional common share (a “Warrant Share”) at an exercise price of $0.30 for a period of 24 months from closing.

Golden Capital Securities Ltd., Raymond James Ltd., Leede Financial Markets Inc. and Coniston Investment Corp. (collectively, the “Finders”) acted as finders on a portion of the financing. The Finders received a finder’s fee comprised of cash in the amount of $43,750 and 100,000 Warrants.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a “hold” period of four months plus one day expiring on April 10, 2004.

The funds from the private placement will be used to drill test the Company’s Rio Luna gold property in Nicaragua, explore the Cacamuyá gold property in Honduras and for on-going work to generate new exploration properties throughout Central and South America. The proceeds from the exercise of the Warrants, if any, will provide general working capital.

At Rio Luna a geophysical survey has been initiated to help further define portions of the targets for the upcoming drill program and to augment the successful trenching program carried out earlier this year. This funding will allow expansion of that drill program. Mapping, trenching and sampling at Rio Luna have defined 8.4 line kilometers of epithermal vein mineralization to date, with 5 well defined drill target areas each requiring several drill holes. Typical grades in these zones range from 3 to 21 grams/tonne gold. Fluid inclusion, quartz texture and geochemical analysis all indicate that the surface trenches are above the productive horizon typical of epithermal veins and better grades can be anticipated with depth.

Geophysical techniques are also being tested on select areas at Cacamuyá to determine if geophysics will be an effective exploration tool to further define and prioritize the multiple drill targets on this property. First Point Minerals Corp., in joint venture with BHP Billiton, is also aggressively exploring for porphyry copper-gold deposits in Honduras, Nicaragua and El Salvador.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at (604) 681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.